UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 000-19297
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2010

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: ____________________________________________

Read Instructions (on back page) Before Preparing Form.
Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:  ____

PART I
REGISTRANT INFORMATION

First Community Bancshares, Inc.
Full name of registrant

__________________________________
Former name if applicable

P, O. Box 989
Address of principal executive office (Street and number)

Bluefield, VA 24605-0989
City, state and zip code

PART II
RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑
(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, (the “Quarterly Report”) within the prescribed time without unreasonable effort or expense as the Registrant is in the process of completing the restatement of its financial statements for its Annual Reports on Form 10-K for the years ended December 31, 2009 and 2008, and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, September 30, 2009, June 30, 2009, and March 31, 2009 (collectively, the “Restated Reports”).

As previously disclosed, as a result of a routine internal audit, the Registrant determined there was a computational error in the model that it uses to calculate the quantitative basis for its allowance for loan losses.  In connection with its determination of the appropriate loan loss reserve at December 31, 2008, the Registrant made certain modifications to its loan loss reserve model with respect to a $130.76 million pool of loans.  However, in calculating the loan loss reserves for this pool of loans, the historical quarterly net charge-off rates were not annualized as was the case with all other quarterly loss rates in the model.  As a result, the Registrant is restating the affected financial statements in the Restated Reports.

The Registrant is diligently working to complete the amendments to the Restated Reports and intends to file its Quarterly Report as soon as such amendments are completed and management has reviewed the proposed adjustments with the Registrant’s independent auditors.   The Registrant intends to file its Quarterly Report within the five additional calendar days afforded by this Form 12b-25.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

David D. Brown	(276) 326-9000
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
☑Yes ☐No

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑Yes ☐No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects that its results of operations for the three- and six-month periods ended June 30, 2010, will be significantly different from the results of operations for the same periods ended June 30, 2009.  The Registrant expects to report net income available to common shareholders of $5.13 million for the second quarter of 2010, compared to $1.83 million for the same period in 2009.  The Registrant also expects to report net income available to common shareholders of $10.41 million for the first half of 2010, compared to $6.45 million for the same period in 2009.  The differences are largely due to decreased security impairment charges and no preferred dividends in 2010.

First Community Bancshares, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 9, 2010	By:	/s/ David D. Brown
Chief Financial Officer

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